SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-9

(Amendment No. 43)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the
Securities Exchange Act of 1934

MIDWEST AIR GROUP, INC.
(Name of Subject Company)

MIDWEST AIR GROUP, INC.
(Name of Person Filing Statement)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

597911106
(CUSIP Number of Class of Securities)

Timothy E. Hoeksema
Chairman of the Board and
Chief Executive Officer
Midwest Air Group, Inc.
6744 South Howell Avenue
Oak Creek, WI 53154
(414) 570-4000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Christopher B. Noyes Dennis F. Connolly Godfrey & Kahn, S.C. 780 North Water Street Milwaukee, WI 53202-3590 (414) 273-3500	Frederick C. Lowinger Dennis V. Osimitz Sidley Austin LLP One South Dearborn Chicago, IL 60603 (312) 853-7000

☐

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

The purpose of this amendment is to amend and supplement or restate, as applicable, the information set forth in Items 1, 4 and 9 of the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Midwest Air Group, Inc. (“Midwest”) on January 25, 2007, as subsequently amended.

Item 1.  Subject Company Information.

The third paragraph of Item 1 is hereby supplemented as follows:

As of June 30, 2007, there were 25,161,818 Midwest Shares issued and outstanding.

Item 4.  The Solicitation or Recommendation.

Item 4 is hereby supplemented as follows:

Background of the Offer and the Revised Offer

On April 26, 2007, Midwest’s Board held a telephonic meeting, in which Midwest’s legal, financial and other advisers and certain members of management participated at the Board’s request.  At this meeting, the Board received information from Midwest’s advisers regarding various matters relating to the Revised Offer and Midwest’s 2007 annual meeting of shareholders (the “Annual Meeting”).

On May 10, 2007, Midwest’s Board held a telephonic meeting, in which Midwest’s legal, financial and other advisers and certain members of management participated at the Board’s request.  At this meeting, the Board received updated information regarding various matters relating to the Revised Offer.

On May 16, 2007, Midwest filed with the SEC and mailed to its shareholders its definitive proxy statement relating to the Annual Meeting.

On May 17, 2007, AirTran issued a press release announcing the extension of the expiration date of the Revised Offer until June 8, 2007.  In the same press release, AirTran stated that as of the close of business on May 16, 2007, Midwest shareholders had agreed to tender more than 13.9 million shares pursuant to the Revised Offer.

Also on May 17, 2007, Midwest issued a press release commenting on the results of the Revised Offer.  Later that day, Midwest’s Board held a telephonic meeting in which Midwest’s legal, financial and other advisers and certain members of management participated at the Board’s request.  At this meeting, the Board received updated information regarding various matters relating to the Revised Offer.

On May 18, 2007, AirTran mailed to Midwest shareholders of record its proxy materials relating to the Annual Meeting.

On May 24, 2007, Midwest’s Board held a telephonic meeting, in which Midwest’s legal, financial and other advisers and certain members of management participated at the Board’s request.  At this meeting, the Board received updated information regarding various matters relating to the Revised Offer.

On June 1, 2007, Midwest’s Board held a telephonic meeting, in which Midwest’s legal, financial and other advisers and certain members of management participated at the Board’s request.  At this meeting, the Board received updated information regarding various matters relating to the Revised Offer and the Annual Meeting.

On June 7, 2007, Midwest’s Board held a meeting in which Midwest’s legal, financial and other advisers and certain members of management participated at the Board’s request.  At this meeting, the Board received updated information regarding various matters relating to the Revised Offer and the Annual Meeting.

On June 11, 2007, AirTran issued a press release announcing the extension of the expiration date of the Revised Offer until August 10, 2007.  In the same press release, AirTran stated that as of the close of business on June 8, 2007, Midwest shareholders had agreed to tender more than 14.6 million shares pursuant to the Revised Offer.

On June 14, 2007, Midwest’s Board held a meeting in which Midwest’s legal, financial and other advisers and certain members of management participated at the Board’s request.  At this meeting, the Board received updated information regarding various matters relating to the Revised Offer.  At the conclusion of the meeting, Midwest’s Board determined to permit AirTran to make a presentation to the Board regarding the Revised Offer.  The Board confirmed that it was making no determination at that time to engage in negotiations with AirTran.

Also on June 14, 2007, the Annual Meeting was held and adjourned until June 26, 2007.  Midwest issued a press release announcing that based on a preliminary review of the proxies voted at the Annual Meeting, it appeared that Midwest shareholders had elected three directors nominated by AirTran to Midwest’s Board.  The press release also announced the Board’s determination to permit AirTran to make a presentation to the Board regarding the Revised Offer.

On June 21, 2007, Midwest’s Board held a meeting in which Midwest’s legal, financial and other advisers and certain members of management participated at the Board’s request.  At this meeting, the Board received updated information regarding various matters relating to the Revised Offer.

On June 26, 2007, following the adjourned Annual Meeting, each of Midwest and AirTran issued a press release confirming that Midwest shareholders had elected the three directors nominated by AirTran to the Midwest Board.

On July 16, 2007, Midwest’s Board held a meeting in which Midwest’s legal, financial and other advisers and certain members of management participated at the Board’s request.  At this meeting, the Board received updated information regarding various matters relating to the Revised Offer.

Also on July 16, 2007, AirTran made a presentation to the Midwest Board regarding AirTran’s business and strategy and AirTran’s proposed business combination with Midwest.

On July 26, 2007, Midwest’s Board held meeting in which Midwest’s legal, financial and other advisers and certain members of management participated at the Board’s request.  At this meeting, the Board received updated information regarding various matters relating to the Revised Offer.

On July 30, 2007, Midwest’s Board held a meeting in which Midwest’s legal, financial and other advisers and certain members of management participated at the Board’s request.  At this meeting, the Board received updated information regarding various matters relating to the Revised Offer.  After extensive deliberations, the Board formed a review committee to explore strategic and financial alternatives that would serve to enhance value for Midwest’s shareholders and, as appropriate, make recommendations to the full Board with regard to those alternatives.  The members of the review committee include Samuel K. Skinner (Chairman), Jeffrey H. Erickson, Ulice Payne, Elizabeth T. Solberg and Richard H. Sonnentag.  On July 31, 2007, Midwest issued a press release announcing the formation of the review committee.

Item 9.  Exhibits.

Item 9 is amended by adding new exhibits (a)(58), (a)(59) and (a)(60)and revising the Exhibit Index accordingly:

Exhibit Number	Description
(a)(1)	Letter to Midwest’s shareholders dated January 25, 2007*(1)
(a)(2)	Press release issued by Midwest on January 25, 2007(1)
(a)(3)	Midwest Investor Presentation dated January 25, 2007 (incorporated by reference to Exhibit 99.1 to Midwest’s Current Report on Form 8-K/A as filed with the SEC on January 25, 2007)

Exhibit Number	Description
(a)(4)	Transcript of conference call held by Midwest on January 25, 2007(1)
(a)(5)	Advertisement published by Midwest on January 26, 2007(1)
(a)(6)	Press release issued by Midwest on January 31, 2007 (incorporated by reference to Exhibit 99.1 to Midwest’s Current Report on Form 8-K as filed with the SEC on February 1, 2007)
(a)(7)	Press release issued by Midwest on February 1, 2007 (incorporated by reference to Exhibit 99.1 to Midwest’s Current Report on Form 8-K as filed with the SEC on February 1, 2007)
(a)(8)	Midwest Investor Presentation dated February 1, 2007 (incorporated by reference to Exhibit 99.1 to Midwest’s Current Report on Form 8-K as filed with the SEC on February 1, 2007)
(a)(9)	Memorandum sent to Midwest employees on February 1, 2007 (incorporated by reference to Exhibit 99.2 to Midwest’s Current Report on Form 8-K as filed with the SEC on February 1, 2007)
(a)(10)	Memorandum sent to Midwest employees on February 2, 2007(1)
(a)(11)	Transcript of Midwest Presentation on February 1, 2007(1)
(a)(12)	Press release issued by Midwest on February 14, 2007(1)
(a)(13)	Press release issued by Midwest on February 15, 2007(1)
(a)(14)	Press release issued by Midwest on February 20, 2007(1)
(a)(15)	Memorandum sent to Midwest Employees on February 20, 2007(1)
(a)(16)	Press release issued by Midwest on February 22, 2007(1)
(a)(17)	Press release issued by Midwest on February 28, 2007(1)
(a)(18)	Letter to Midwest shareholders dated February 28, 2007(1)
(a)(19)	Editorial by Timothy E. Hoeksema posted March 10, 2007(1)
(a)(20)	Letter to Milwaukee area business leaders dated March 20, 2007(1)
(a)(21)	Midwest Presentation to Milwaukee area business leaders dated March 20, 2007(1)
(a)(22)	Press release issued by Midwest on April 2, 2007 (incorporated by reference to Exhibit 99.1 to Midwest’s Current Report on Form 8-K as filed with the SEC on April 2, 2007)
(a)(23)	Memorandum sent to Midwest employees on April 2, 2007 (incorporated by reference to Exhibit 99.2 to Midwest’s Current Report on Form 8-K as filed with the SEC on April 2, 2007)
(a)(24)	Memorandum sent to Midwest employees on April 5, 2007(1)
(a)(25)	Press release issued by Midwest on April 13, 2007(1)
(a)(26)	Memorandum sent to Midwest employees on April 13, 2007(1)
(a)(27)	Initial Pages of Midwest’s “savethecookie.com” Website(1)
(a)(28)	Transcript of communication to Midwest employees on April 20, 2007 (incorporated by reference to Exhibit 99.1 to Midwest’s Current Report on Form 8-K as filed with the SEC on April 20, 2007)
(a)(29)	Transcript of communication to Midwest employees on April 25, 2007(1)
(a)(30)	Letter sent to Midwest Miles Executive Members on April 25, 2007(1)
(a)(31)	Press release issued by Midwest on April 26, 2007 (incorporated by reference to Exhibit 99.1 to Midwest’s Current Report on Form 8-K as filed with the SEC on April 26, 2007)

Exhibit Number	Description
(a)(32)	Transcript of Earnings Conference Call held on April 26, 2007(1)
(a)(33)	Press release issued by Midwest on May 2, 2007 (incorporated by reference to Exhibit 99.1 to Midwest’s Current Report on Form 8-K as filed with the SEC on May 2, 2007)
(a)(34)	Memorandum sent to Midwest employees on May 3, 2007 (incorporated by reference to Exhibit 99.1 to Midwest’s Current Report on Form 8-K as filed with the SEC on May 3, 2007)
(a)(35)

Investor presentation materials for May 9, 2007 Bear Stearns Global Transportation Conference (incorporated by reference to Exhibit 99.1 to Midwest’s Current Report on Form 8-K as filed with the SEC on May 9, 2007)

(a)(36)	Press release issued by Midwest on May 9, 2007(1)
(a)(37)	Investor presentation materials for May 10, 2007 Baird Growth Stock Conference (incorporated by reference to Exhibit 99.1 to Midwest’s Current Report on Form 8-K as filed with the SEC on May 10, 2007)
(a)(38)	Letter to Midwest’s shareholders dated May 16, 2007 (incorporated by reference to Midwest’s Definitive Additional Materials on Schedule 14A as filed with the SEC on May 16, 2007)
(a)(39)	Press release issued by Midwest on May 17, 2007 (incorporated by reference to Midwest’s Definitive Additional Materials on Schedule 14A as filed with the SEC on May 17, 2007)
(a)(40)	Memorandum sent to Midwest employees on May 17, 2007 (incorporated by reference to Midwest’s Definitive Additional Materials on Schedule 14A as filed with the SEC on May 17, 2007)
(a)(41)	Memorandum sent to Midwest employees on May 23, 2007 (incorporated by reference to Midwest’s Definitive Additional Materials on Schedule 14A as filed with the SEC on May 23, 2007)
(a)(42)

Press release, memorandum to Midwest employees and related power point presentation issued by Midwest on May 29, 2007 (incorporated by reference to Midwest’s Definitive Additional Materials on Schedule 14A as filed with the SEC on May 29, 2007)

(a)(43)

Presentation materials for May 30 and May 31, 2007 presentations to Institutional Shareholder Services and Calyon (incorporated by reference to Midwest’s Definitive Additional Materials on Schedule 14A as filed with the SEC on May 30, 2007)

(a)(44)

Letter to Midwest’s shareholders dated June 4, 2007 and accompanying Presentation to Investors and proxy voting sheet (incorporated by reference to Midwest’s Definitive Additional Materials on Schedule 14A as filed with the SEC on June 4, 2007)

(a)(45)	Press release issued by Midwest on June 4, 2007 (incorporated by reference to Midwest’s Definitive Additional Materials on Schedule 14A as filed with the SEC on June 4, 2007)
(a)(46)	Press release issued by Midwest on June 6, 2007 (incorporated by reference to Midwest’s Definitive Additional Materials on Schedule 14A as filed with the SEC on June 6, 2007)
(a)(47)	Memorandum sent to Midwest employees on June 7, 2007 (incorporated by reference to Midwest’s Definitive Additional Materials on Schedule 14A as filed with the SEC on June 7, 2007)
(a)(48)	Memorandum sent to Midwest employees on June 7, 2007 (incorporated by reference to Midwest’s Definitive Additional Materials on Schedule 14A as filed with the SEC on June 8, 2007)
(a)(49)	Memorandum sent to Midwest employees on June 8, 2007 (incorporated by reference to Midwest’s Definitive Additional Materials on Schedule 14A as filed with the SEC on June 8, 2007)

Exhibit Number	Description
(a)(50)	Transcript of communication to Midwest employees on June 8, 2007 (incorporated by reference to Midwest’s Definitive Additional Materials on Schedule 14A as filed with the SEC on June 8, 2007)
(a)(51)	Press release issued by Midwest on June 11, 2007 (incorporated by reference to Midwest’s Definitive Additional Materials on Schedule 14A as filed with the SEC on June 11, 2007)
(a)(52)	Press release issued by Midwest on June 14, 2007 (incorporated by reference to Exhibit 99.1 to Midwest’s Current Report on Form 8-K as filed with the SEC on June 14, 2007)
(a)(53)

Presentation materials for 2007 Annual Meeting of Midwest Shareholders held on June 14, 2007 (incorporated by reference to Exhibit 99.2 to Midwest’s Current Report on Form 8-K as filed with the SEC on June 14, 2007)

(a)(54)	Press release issued by Midwest on June 26, 2007 (incorporated by reference to Exhibit 99.1 to Midwest’s Current Report on Form 8-K as filed with the SEC on June 26, 2007)
(a)(55)	Memorandum sent to Midwest employees on June 26, 2007(1)
(a)(56)	Memorandum sent to certain Midwest employees on July 5, 2007(1)
(a)(57)	Memorandum sent to certain Midwest employees on July 13, 2007(1)
(a)(58)	Press release issued by Midwest on July 31, 2007
(a)(59)	Memorandum sent to Midwest employees on July 31, 2007
(a)(60)	Talking Points for Managers and Supervisors dated July 31, 2007
(e)(1)	Excerpts from Midwest’s Definitive Proxy Statement on Schedule 14A relating to the 2007 Annual Meeting of Shareholders as filed with the SEC on May 16, 2007(1)
(e)(2)

Rights Agreement, dated as of February 15, 2006, between Midwest Air Group, Inc. and American Stock Transfer & Trust Company, as Rights Agent, which includes as Exhibit B thereto the Form of Rights Certificate (incorporated by reference to Exhibit 1 to Midwest’s Registration Statement on Form 8-A as filed with the SEC on February 22, 2006)

(e)(3)

1995 Stock Plan for Outside Directors, as amended through February 20, 2002 (incorporated by reference to Exhibit 10.14 to Midwest’s Form 10-K for the year ended December 31, 2001 as filed with the SEC on March 26, 2002)

(e)(4)

Annual Incentive Plan, as amended through February 11, 1998 (incorporated by reference to Exhibit 10.14 to Midwest’s Form 10-K for the year ended December 31, 1997 as filed with the SEC on March 13, 1998)

(e)(5)	Supplemental Benefits Plan (incorporated by reference to Exhibit 10.19 to Midwest’s Form 10-K for the year ended December 31, 1995 as filed with the SEC on March 28, 1996)
(e)(6)	Form of Key Executive Employment and Severance Agreement between Midwest and each of its executive officers(1)
(e)(7)

1995 Stock Option Plan, as amended through April 25, 2001 (incorporated by reference to Appendix B to Midwest’s Definitive Proxy Statement on Schedule 14A relating to the 2001 Annual Meeting of Shareholders as filed with the SEC on March 21, 2001)

(e)(8)	2003 All Employee Stock Option Plan (incorporated by reference to Exhibit 10.42 to Midwest’s Form 10-K for the year ended December 31, 2003 as filed with the SEC on March 15, 2004)
(e)(9)

Employment Letter from Midwest to Curtis E. Sawyer dated August 4, 2004 (incorporated by reference to Exhibit 10.43 to Midwest’s Form 10-K for the year ended December 31, 2005 as filed with the SEC on February 28, 2006)

Exhibit Number	Description
(e)(10)

Employment Letter from Midwest to Scott R. Dickson dated December 16, 2004 (incorporated by reference to Exhibit 10.44 to Midwest’s Form 10-K for the year ended December 31, 2005 as filed with the SEC on February 28, 2006)

(e)(11)

2005 Equity Incentive Plan (incorporated by reference to Appendix A to Midwest’s Definitive Proxy Statement on Schedule 14A relating to the 2005 Annual Meeting of Shareholders as filed with the SEC on March 18, 2005)

(e)(12)

2005 Non-Employee Director Stock Plan (incorporated by reference to Appendix B to Midwest’s Definitive Proxy Statement on Schedule 14A relating to the 2005 Annual Meeting of Shareholders as filed with the SEC on March 18, 2005)

(e)(13)	2005 Director Compensation Summary (incorporated by reference to Midwest’s Form 8-K as filed with the SEC on April 26, 2005)
(e)(14)	Form of Restricted Stock Grant Letter (incorporated by reference to Midwest’s Form 8-K as filed with the SEC on April 26, 2005)
(e)(15)	Annual and Long-Term Incentive Plan (incorporated by reference to Midwest’s Form 8-K as filed on April 26, 2005)
(e)(16)

By-laws of Midwest as amended through April 29, 1999 (incorporated by reference to Exhibit 3 to Midwest’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 as filed with the SEC on August 13, 1999)

(e)(17)

Restated Articles of Incorporation of Midwest as amended through April 8, 2004 (incorporated by reference to Exhibit 3.5 to Midwest’s Post-Effective Amendment No.1 to Form S-1 on Form S-3 as filed with the SEC on April 9, 2004)

(g)	Not applicable

____________
*

Included in materials mailed to shareholders of Midwest.
(1)

Previously filed with Schedule 14D-9 or an amendment thereto.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MIDWEST AIR GROUP, INC.

By:

/s/ Carol N. Skornicka

Date:  July 31, 2007

Carol N. Skornicka

Senior Vice President – Corporate Affairs, Secretary

and General Counsel